Exhibit 99.5

CONSENT OF QUALIFIED PERSON

I, Ronald G. Simpson, P.Geo, P.E., do hereby consent to the public filing of the report titled “Capoose Gold-Silver Project NI 43-101 Technical Report, Omineca Mining Division, British Columbia, Canada”, prepared for New Gold Inc. dated May 23, 2014 effective December 31, 2013.

This Technical Report is being filed on a voluntary basis to provide updated drilling, technical and geologic information for the Capoose Gold-Silver Project and is not filed as the result of a requirement of National Instrument 43-101.

Dated this 23rd day of May, 2014

‘Ronald G. Simpson’

Name:	Ronald G. Simpson
Title:	Professional Geoscientist
GeoSim Services Inc.